SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

______________

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SED International Holdings, Inc.

(Name of Issuer)

Common Stock, $.01 Par Value

(Title of Class of Securities)

784109209

(CUSIP Number)

Samuel A. Kidston

North & Webster, LLC

10 Tower Office Park, Suite 420

Woburn, MA 01801

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 4, 2010

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box      .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

SCHEDULE
13D
CUSIP NO. 784109209		Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) North & Webster, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) X . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
	2(d) OR 2(e)	.
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,374[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400,374[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,374[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
X .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.89%[1]
14	TYPE OF REPORTING PERSON* OO

1 Includes 40,469 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.

2 See Item 5.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE
13D
CUSIP NO. 784109209		Page 3 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) North & Webster Value Opportunities Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) X . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
	2(d) OR 2(e)	.
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 169,185
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 169,185
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 169,185[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
X .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.33%
14	TYPE OF REPORTING PERSON* PN

1 See Item 5.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE
13D
CUSIP NO. 784109209		Page 4 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) North & Webster Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) X . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
	2(d) OR 2(e)	.
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 142,829
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 142,829
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 142,829[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
X .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.82%
14	TYPE OF REPORTING PERSON* PN

1 See Item 5.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE
13D
CUSIP NO. 784109209		Page 5 of 8 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Samuel A. Kidston
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) X . (b) .
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
	2(d) OR 2(e)	.
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,374[1]
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400,374[1]
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,374[1,2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
X .
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.89%[1]
14	TYPE OF REPORTING PERSON* IN

1 Includes 40,469 Shares held in managed accounts over which North & Webster, LLC, has voting and dispositive power.

2 See Item 5.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE
13D
CUSIP NO. 784109209		Page 6 of 8 Pages

The following constitutes the Schedule 13D filed by the undersigned(the "Schedule 13D").

ITEM 1. SECURITY AND ISSUER

The class of equity security to which this Schedule 13D relates is the common stock, par value $0.01 per share (the “Shares”), of SED International Holdings, Inc., a Georgia corporation (the “Company” or "Issuer"). The address of the principal executive offices of the Issuer is 4916 North Royal Atlanta Drive, Tucker, Georgia 30084.

ITEM 2. IDENTITY AND BACKGROUND

This statement is being jointly filed by the members of a group pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (“SEC”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) consisting of: North & Webster, LLC , a Delaware limited liability company ("North & Webster"), The North & Webster Value Opportunities Fund, L.P., a Delaware limited partnership ("The Value Fund"), North & Webster Fund II, L.P., a Delaware limited partnership ("Fund II") and Samuel A. Kidston, a citizen of the United States, a non-executive chairman of the board of directors of the Issuer (the “Board”) and the managing member of North & Webster (“Mr. Kidston”). Collectively, North & Webster, The Value Fund, Fund II and Mr., Kidston are referred to herein as the “Reporting Persons.”)

The business and principal office address of the Report Persons is 10 Tower Office Park, Suite 420, Woburn, MA 01801.

Mr. Kidston is the managing member of North & Webster. North & Webster is the general partner of, and investment manager to The Value Fund, Fund II and certain accounts managed on behalf of third parties (the “Managed Accounts”), and has the sole investment discretion and voting authority with respect to the Shares owned of record by each of The Value Fund, Fund II and the Managed Accounts. Accordingly, North & Webster may be deemed for purposes of Rule 13d-3 of the Exchange Act ("Rule 13d-3"), to be the beneficial owner of the Shares owned by The Value Fund, Fund II and the Managed Accounts. The principal business of each of The Value Fund and Fund II is investing in securities in order to achieve its investment objectives.

Except as specifically described herein, during the past five years none of Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which any of the foregoing was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons beneficial ownership (as such term is defined under Rule 13d-3) of the 400,374 Shares includes: (i) 358,751 Shares purchased at an aggregate purchase price of approximately $457,054 using the working capital of the Reporting Persons and funds of the Managed Accounts; and (ii) 41,623 Shares awarded to Mr. Kidston for services as a member of the Board, including 26,845 and 14,778 shares awarded to Mr. Kidston on 3/6/2009 and 1/4/2010, respectively.

SCHEDULE
13D
CUSIP NO. 784109209		Page 7 of 8 Pages

ITEM 4. PURPOSE OF TRANSACTION

The Shares were acquired for investment purposes. However, the Reporting Persons may hold discussions with various parties, including, but not limited to, the Issuer's management, its Board and other shareholders on a variety of possible subjects regarding ways to increase shareholder value. As of 12/15/2009, Mr. Kidston is the non-executive chairman of the Board. Some of the suggestions the Reporting Persons might make could affect control of the Issuer and/or may relate to the following: the merger, acquisition or liquidation of the Issuer to third parties, the sale or transfer of assets of the Issuer to third parties, operational matters, a change in the Board or the management of the Issuer, a change in the present capitalization or dividend policy of the Issuer or a change in the Issuer's charter or by-laws. The Reporting Persons intends to pay close attention to developments at and pertaining to the Issuer, and, subject to market conditions and other factors deemed relevant by the Reporting Persons, the Reporting Persons may, directly or indirectly, purchase additional Shares of the Issuer or dispose of some or such Shares in open-market or privately negotiated transactions. The Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above.

The Reporting Persons are currently party to a Settlement Agreement with the Issuer, dated December 18, 2008, which was included as Exhibit 99.1 to a Schedule 13D filed by the Reporting Persons, as a member of a group with respect to the Shares. That group was disbanded on December 30, 2008 upon the filing of the aforementioned Schedule 13D with the SEC.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) As of the date hereof, The Value Fund owns 169,185 Shares constituting approximately 3.3% of the Shares outstanding as of January 14, 2010, Fund II owns 142,829 Shares constituting approximately 2.8% of the Shares outstanding as of January 14, 2010. As the general partner of The Value Fund and Fund II, North & Webster may be deemed to beneficially own the Shares owned by them, in addition to 40,969 Shares held in Managed Accounts over which it has voting and dispositive power and 47,891 Shares it owns directly, constituting approximately 7.9% of the Shares outstanding as of January 14, 2010. As the managing member of North & Webster, Mr. Kidston may be deemed to beneficially own the Shares beneficially owned by North & Webster, constituting approximately 7.9% of the Shares outstanding as of January 14, 2010. Mr. Kidston has sole voting and dispositive power with respect to the Shares beneficially owned by North & Webster. North & Webster disclaims beneficial ownership of the Shares held in the Managed Accounts, Fund II and The Value Fund, except to the extent of its pecuniary interest therein. Mr. Kidston disclaims beneficial ownership of the Shares beneficially owned by North & Webster, except to the extent of his pecuniary interest therein. On January 14, 2010, 5,073,715 Shares were outstanding;

(c) The Report Persons did not have any transactions in Shares during the last 60 days, except that Mr. Kidston was awarded 14,778 Shares by the Issuer as partial compensation services as a member of the Board.

(d) Inapplicable.

(e) Inapplicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On January 21, 2010 the Reporting Persons entered into the Joint Filing Agreement, filed as Exhibit 99.1 to this Schedule 13D. See the Reporting Persons’ response to Item 5, above.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Exhibit
No.	Description
---	---------------------------------------------------------------
99.1	Joint Filing Agreement dated January 21, 2010 by and among North & Webster Value Opportunities Fund, LP, North & Webster, LLC, North & Webster Fund II, LP, and Samuel A. Kidston.

SCHEDULE
13D
CUSIP NO. 784109209		Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2010

NORTH & WEBSTER VALUE OPPORTUNITIES FUND, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

NORTH & WEBSTER FUND II, LP

By:	North & Webster, LLC,
its General Partner

By:	/s/ Samuel A. Kidston
	Name:	Samuel A. Kidston
	Title:	Managing Member

NORTH & WEBSTER, LLC

By:	/s/ Samuel A. Kidston
Name:		Samuel A. Kidston
Title:		Managing Member

/s/ Samuel A. Kidston
Samuel A. Kidston